EXHIBIT 99.1

Results of the votes of the Combined Shareholders’ Meeting of April 16, 2021

Daix (France), April 19, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need,  today announced the results of the votes of its Combined Shareholders’ Meeting on April 16, 2021.

The Combined Shareholders' Meeting was held under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva, at the Company's registered office, 50, rue de Dijon - 21121 Daix, France, virtually, without the physical presence of the shareholders and other persons entitled to attend, in accordance with the derogatory measures relating to the adaptation of the rules of meeting and deliberation of shareholders' meetings taken by the French authorities because of the COVID-19 pandemic.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 24th resolution which would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2020 Universal Registration Document (Part 3.5.1, pages 141 and seq.).

Information on the results of the votes is detailed below:

  Total number of shares composing the share capital: 38 630 261
  Total number of shares with voting rights: 38 585 566

	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	0	0	0	0	0	0
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	221	2 652 173	2 673 283	221	2 652 173	2 673 283
Mail votes	113	27 197 719	38 630 397	113	27 197 719	38 630 397
TOTAL	334	29 849 892	41 303 680	334	29 849 892	41 303 680
Quorum	77.36%			77.36%

Resolutions	State of adoption	Number of represented shares	Proportion of represented share capital (%)	Total number of votes cast	For		Against		Abstention
					Number of votes	in % of votes cast	Number of votes	in % of votes cast	Number of votes	in % of the total voting rights
Resolution 1 - OGM	Adopted	29 849 892	77.27%	41 303 315	41 303 183	>99.99%	132	0.00%	365	0.00%
Resolution 2 - OGM	Adopted	29 849 892	77.27%	41 303 358	41 303 183	>99.99%	175	0.00%	322	0.00%
Resolution 3 - OGM	Adopted	29 849 892	77.27%	41 303 352	41 303 190	>99.99%	162	0.00%	328	0.00%
Resolution 4 - OGM	Adopted	29 849 892	77.27%	41 303 175	41 303 043	>99.99%	132	0.00%	505	0.00%
Resolution 5 - OGM	Adopted	29 849 892	77.27%	41 300 747	39 439 449	95.49%	1 861 298	4.51%	2 933	0.01%
Resolution 6 - OGM	Adopted	29 849 892	77.27%	41 300 730	39 439 383	95.49%	1 861 347	4.51%	2 950	0.01%
Resolution 7 - OGM	Adopted	29 849 892	77.27%	41 300 788	41 103 691	99.52%	197 097	0.48%	2 892	0.01%
Resolution 8 - OGM	Adopted	29 849 892	77.27%	41 301 840	40 440 278	97.91%	861 562	2.09%	1 840	0.00%
Resolution 9 - OGM	Adopted	29 849 892	77.27%	41 301 840	40 440 324	97.91%	861 516	2.09%	1 840	0.00%
Resolution 10 - OGM	Adopted	29 849 892	77.27%	41 301 990	41 292 738	99.98%	9 252	0.02%	1 690	0.00%
Resolution 11 - OGM	Adopted	29 849 892	77.27%	41 302 851	41 302 429	>99.99%	422	0.00%	829	0.00%
Resolution 12 - OGM	Adopted	29 849 892	77.27%	41 302 820	41 302 530	>99.99%	290	0.00%	860	0.00%
Resolution 13 - OGM	Adopted	29 849 892	77.27%	41 302 783	41 302 543	>99.99%	240	0.00%	897	0.00%
Resolution 14 - OGM	Adopted	29 849 892	77.27%	41 303 308	39 435 344	95.48%	1 867 964	4.52%	372	0.00%
Resolution 15 - EGM	Adopted	29 849 892	77.27%	41 302 548	41 105 591	99.52%	196 957	0.48%	1 132	0.00%
Resolution 16 - EGM	Adopted	29 849 892	77.27%	41 302 502	39 440 822	95.49%	1 861 680	4.51%	1 178	0.00%
Resolution 17 - EGM	Adopted	29 849 892	77.27%	41 302 552	39 437 788	95.49%	1 864 764	4.51%	1 128	0.00%
Resolution 18 - EGM	Adopted	29 849 892	77.27%	41 249 716	39 384 922	95.48%	1 864 794	4.52%	53 964	0.11%
Resolution 19 - EGM	Adopted	29 849 892	77.27%	41 249 666	39 385 456	95.48%	1 864 210	4.52%	54 014	0.11%
Resolution 20 - EGM	Adopted	29 849 892	77.27%	41 249 686	39 485 599	95.72%	1 764 087	4.28%	53 994	0.11%
Resolution 21 - EGM	Adopted	29 849 892	77.27%	41 249 644	39 386 420	95.48%	1 863 224	4.52%	54 036	0.11%
Resolution 22 - EGM	Adopted	29 849 892	77.27%	41 302 480	39 440 265	95.49%	1 862 215	4.51%	1 200	0.00%
Resolution 23 - EGM	Adopted	29 849 892	77.27%	41 302 584	39 432 702	95.47%	1 869 882	4.53%	1 096	0.00%
Resolution 24 - EGM	Rejected	29 849 892	77.27%	41 298 555	14 132 290	34.22%	27 166 265	65.78%	5 125	0.01%
Resolution 25 - EGM	Adopted	29 849 892	77.27%	41 298 575	41 297 126	>99.99%	1 449	0.00%	5 105	0.01%
Resolution 26 - EGM	Adopted	29 849 892	77.27%	41 297 529	39 436 321	95.49%	1 861 208	4.51%	6 151	0.01%
Resolution 27 - EGM	Adopted	29 849 892	77.27%	41 301 251	39 439 037	95.49%	1 862 214	4.51%	2 429	0.00%
Resolution 28 - EGM	Adopted	29 849 892	77.27%	41 298 590	39 435 399	95.49%	1 863 191	4.51%	5 090	0.01%
Resolution 29 - OGM	Adopted	29 849 892	77.27%	41 302 445	41 301 162	>99.99%	1 283	0.00%	1 235	0.00%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva
Frédéric Cren
Chairman & CEO
info@inventivapharma.com
+33 3 80 44 75 00

Brunswick Group
Yannick Tetzlaff / Tristan Roquet Montegon /
Aude Lepreux
Media relations
inventiva@brunswickgroup.com
+33 1 53 96 83 83

Westwicke, an ICR Company
Patricia L. Bank
Investor relations
patti.bank@westwicke.com
+1 415 513 1284

Attachment

  Inventiva - PR - Résultats AG 2021 - EN - 19.04.2021 (https://ml-eu.globenewswire.com/Resource/Download/cac748f1-e81c-477c-8e6d-cd6dba7bec67)